Telecopier
865-1382 (Code 416)

Telephone
368-4440 (Code 416)

Phoenix Canada Oil Company Limited

EXECUTIVE OFFICES
SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9

PRESS RELEAS[redacted]

FOR IMMEDIATE RELEASE:

SUBJECT: Phoenix Plans Open Market Share Purchases

Toronto; 22 October 2003 -- Phoenix Canada Oil of Toronto says that the TSX Venture Exchange has accepted the notice of the Company's intention to make a Normal Course Issuer Bid over the year starting 24 October 2003 to buy up to 200,000 of its shares on the open market, representing about 3.9% of its 5,127,594 shares currently outstanding.

Phoenix says that the amounts of the Company's audited cash position, cash equivalents and other liquid assets establish that its shares are currently undervalued in the market. Accordingly, the proposed share buy-back is considered an appropriate use of Company funds in the shareholders' interest.

Phoenix says that it is informed that no insiders, including Directors and Officers, or their affiliates or associates, intend to sell any shares under the buy-back proposal.

Share purchases will be made at the discretion of management from the Company's cash working capital position and the shares so purchased will be returned to the Company Treasury for cancellation.

-30-

Further Information -- Contact
S. Donald Moore, President
(416) 368.4440

Phoenix Canada Oil Company Limited

03 OCT 23 7:21

INTERIM SHAREHOLDER REPORT
Six-Months Ended 30 June 2003

Review of Financial Activities

Revenues for the 6-months ending 30 June 2003 (including oil and gas production, investment income and modest one-time gains) totaled $314,723, compared with the previous year's $310,155. Investment income, largely from short term securities, continues adversely impacted by low market interest rates. After special items (including gains on securities sales and adjustment in investment carrying values) reported revenues aggregated $345,814 for the current period, improved from $49,436 for the year earlier period.

Administration and general expenses increased modestly to $122,168 from $113,304 the previous year. Special expenses continue to be incurred for routine due diligence reviews of prospective merger, acquisition and investment proposals Phoenix receives on a regular basis.

After largely non-cash special items, including investment gains and adjustments, write-offs and foreign exchange losses, reported net income for the current half-year was $345,814 (6.74 cents per share), compared with net income of $49,436 (1.0 cent per share) last year.

Financial Resources and Capitalization

Net working capital, largely cash and equivalents, and including short term investments and liquid equity holdings in listed public companies (at their quoted market value), exceed $8.0-million. This figure will increase when the Alcan-Baltek purchase and sale transaction, which closed in early July, is fully reflected in the Phoenix accounts.

At 30 June 2003, the Phoenix capital stock (exclusively common shares) in issue consisted of 5,127,594 shares -- no dilutive securities, including senior, convertible or debt securities, or share purchase warrants or options, are currently outstanding or authorized for issue. Your Management further suggests that the modest, "clean" and widely distributed Phoenix capitalization, together with its market "seasoning," is considered an asset of significant, if intangible, value. In fact, aggregating all the Phoenix tangible and intangible assets, the "hard" net asset value, largely cash and equivalents, and excluding the value of our oil and gas production interests, indicates a per share valuation considerably above the current Phoenix market trading price. Recognizing this valuation anomaly, an Issuer Bid program is currently in place; open market purchases, to a maximum of 200,000 common shares, are effected when Management considers that Phoenix shares are offered for sale at favourable prices.

Significant Interests and Operations

Our long term Baltek investment was purchased (July closing) for US$15.17 share by Alcan of Canada. This sale resulted in a significant capital gain deriving from an Ecuador balsa plantation investment made at an original cost of about C$4.00 per share.

Phoenix shareholders now hold a significant position in InterStar Mining Group Inc. common shares -- and the Company retains 2,469,467 shares, or 12% of InterStar's issued capital; about half an InterStar share for each Phoenix share. InterStar maintains its ownership position in the large high grade Tambao (Burkina Faso; French West Africa) manganese mine --- and has recently diversified into an ownership position in a promising medical device development firm.

Phoenix maintains modest working and gross royalty interests in proven producing and non-producing hydrocarbon reserves, largely natural gas. Several proven properties remain shut in -- awaiting pipeline connections -- in both B.C. and Alberta. These dormant gas reserves are gradually being placed in production.

Phoenix efforts to conclude a merger and/or acquisition transaction remain difficult -- for valuation reasons. Our open market share trading price remains considerably under the tangible net cash value per share -- and even more so before attributing value to our gas reserves and other non-cash assets. There is also the real, though intangible, value inherent in our modest capitalization -- and in our extensive shareholder base in Canada and the U.S.

On Behalf of the Board:
Per: S. Donald Moore, President
28 August 2003

Phoenix Canada Oil Company Limited

CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2003 AND MARCH 31, 2003

(Prepared from Company Records)

UNAUDITED

	Unaudited June 30, 2003	Unaudited March 31, 2003
ASSETS		
Current		
Cash	$ 257,951	$ 282,603
Short-term investments, including marketable securities (quoted market value 2003-$8,642,626; 2003-$8,541,760)	7,548.932	7,316,032
Accounts receivable	62,121	74,077
	7,869,004	7,672,712
LONG TERM INVESTMENTS AND ADVANCES	88,562	88,391
INTEREST AND EXPENDITURES ON OIL AND GAS PROPERTIES		
Oil and gas leases and/or permits	61,046	61,046
Deferred exploration and development Expenditure, net	125,133	124,683
	$ 186,179	$ 185,729
OTHERS		
Future tax asset	326,800	326,800
Capital assets	5,138	5,455
Organization expenses	4,207	4,207
	336,145	336,462
	$ 8,479,890	$ 8,283,294
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 159,297	151,409
Income taxes payable	5,235	73,482
	164,532	224,891
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
Unlimited number of Common Shares; without par value		
Issued		
5,127,594 (March 31,2003-5,127,594)	4,597,378	4,579,378
Retained earnings	3,735,980	3,479,025
	8,315,358	8,058,403
	$ 8,479,890	$ 8,283,294

Phoenix Canada Oil Company Limited

Consolidated Statement of Operations and Retained Earnings
(Prepared from the Company Records)

Unaudited

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
REVENUE				
Oil and gas income	$ 80,418	$ 54,423	$ 162,082	$ 104,308
OPERATING EXPENSES				
Direct operating expenses	5,527	10,488	18,630	23,940
Royalties	(18,848)	14,035	(2,973)	29,842
	13,321	(24,523)	(15,657)	(53,782)
Income from Oil and Gas Production	93,739	29,900	146,425	50,526
EXPENSES				
Administration & general	59,817	61,536	122,168	113,304
Depreciation of fixed assets	317	1,382	635	2,765
Interest Charges	785	- 0 -	3,856	- 0 -
	60,919	62,918	126,659	116,069
Income (Loss) before the undernoted	32,820	(33,018)	19,766	(65,543)
Investment Income	68,385	59,442	137,123	117,278
Adjustment in carrying value of short-term investments	179,965	(29,500)	213,305	(64,690)
Gain on sale of securities	- 0 -	88,569	12,545	88,569
Write- off on long-term investments & advances	- 0 -	(17,208)	- 0 -	(17,208)
Foreign exchange loss	(20,215)	(9,223)	(36,925)	(8,970)
Net Income for the Period	256,955	59,062	345,814	49,436
Retained Earnings; beginning of Period	3,479,025	3,488,816	3,388,887	3,497,298
Shares Repurchased for Cancellation	- 0 -	- 0 -	1,279	1,144
Retained Earnings; end of Period	$3,735,980	$3,547,878	$3,735,980	$3,547,878
Earnings per share	5.0 cts.	1.15 cts.	6.74 cts.	1.0 cts.

Notes:

(1) **Capital Stock**
As at June 30, 2003, there were 5,127,594 common shares issued and outstanding (June 30,2002- 5,135,594 common shares outstanding).

(2) **Comparative Figures**
Certain comparative figures for the period may have been reclassified to conform to the current period's presentation.

Phoenix Canada Oil Company Limited

Consolidated Statement of Cash Flows
(Prepared from the Company Records)

Unaudited

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Net Inflow (Outflow) of Cash related to the following activities				
OPERATING				
Net Income for the Period	$256,955	$ 59,062	$345,814	$ 49,436
Items not affecting Cash				
Depreciation of Fixed Assets	317	1,382	635	2,765
Adjustment in carrying value of short-term investments	175,965	29,776	213,305	72,048
	433,237	90,220	559,754	124,249
Changes in non-cash operating working capital items				
Accounts receivable	11,956	(28,580)	6,159	(18,110)
Accounts payable and accrued liabilities	7,888	19,557	3,408	20,225
Income Taxes payable	(68,247)	(111,158)	(68,247)	(111,158)
	(48,403)	(120,181)	(58,680)	(109,043)
Financing				
Due to Financial Institution	- 0 -	55,975	- 0 -	55,975
Shares repurchased for cancellation	- 0 -	- 0 -	(4,080)	(1,988)
	- 0 -	55,975	(4,080)	53,987
Investing				
Short-term investments	(408,865)	(124,755)	(437,908)	(139,471)
Long term investments and advances	(171)	17,208	(171)	17,160
Oil and Gas leases	- 0 -	- 0 -	- 0 -	4,956
Deferred exploration and development expenditures	(450)	(420)	(506)	(420)
	(409,486)	(107,967)	(438,585)	(117,775)
Net Inflow (Outflow) of Cash	(24,652)	(81,953)	58,409	(48,582)
Cash; beginning of Period	282,603	112,962	199,542	79,591
Cash; end of Period	$ 257,951	$ 31,009	$ 257,951	$ 31,009
Supplemental Disclosure of Cash Information				
Cash received from interest	$ 63,385	$ 59,442	$ 137,123	$ 117,278
Cash interest paid	$ 785	$ - 0 -	$ 3,856	$ - 0 -
Cash income taxes paid	$ 68,247	$ 115,158	$ 68,247	$ 115,158